June 27, 2013

VIA EDGAR

John Cash
Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:	Information Regarding Response to May 30, 2013 Comment Letter
Standard Pacific Corp.
Form 10-K for Fiscal Year Ended December 31, 2012
File No. 1-10959

Dear Mr. Cash:

Thank you to Kevin Stertzel from your office for taking the time to speak with our Chief Financial Officer, Jeff J. McCall, earlier today.  As discussed, we were unaware of the May 30, 2013 comment letter prepared by the staff regarding our December 31, 2012 Report on Form 10-K until today.  We have now completed an initial review of that letter and, as Mr. McCall discussed with Mr. Stertzel, will be in a position to provide a written response to the letter no later than July 12, 2013.

We appreciate your understanding in this matter and look forward to working with the staff to resolve the comments contained in the letter.

If you have any questions, please do not hesitate to contact me at (949) 789-1649 or Mr. McCall at (949) 789-1655.

Very truly yours,

STANDARD PACIFIC CORP.

/s/ John P. Babel
John P. Babel
Executive Vice President & General Counsel